UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

BRAIN SCIENTIFIC INC.

(Name of Issuer)

Common Stock, par value $0.001 per Share

(Title of Class of Securities)

10488W 109

(CUSIP Number)

Boris Goldstein

c/o Brain Scientific Inc.

125 Wilbur Place, Suite 170

Bohemia, New York 11716

(917) 388-1578

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

October 15, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	10488W 109

1.	Names of Reporting Person: Boris Goldstein
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 1,519,792 (see Item 5)
	8.	Shared Voting Power: 7,086,450 (see Item 5)
	9.	Sole Dispositive Power: 1,519,792 (see Item 5)
	10.	Shared Dispositive Power: 7,086,450 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,606,242
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 41.19%
14.	Type of Reporting Person (See Instructions): IN

CUSIP No.	10488W 109

1.	Names of Reporting Person: High Technology Capital Fund LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 6,749,000 (see Item 5)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 6,749,000 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,749,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 34.26%
14.	Type of Reporting Person (See Instructions): PN

Item 1. Security and Issuer

This report on Schedule 13D (this “Report”) relates to the issued and outstanding shares of common stock, par value $0.001 per share (the “Company Common Stock”), of Brain Scientific Inc., a Nevada corporation (the “Company”). The principal executive offices of the Company are located at 125 Wilbur Place, Suite 170, Bohemia, New York 11716.

Item 2. Identity and Background

This Report is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Boris Goldstein. Dr. Goldstein is a natural person, and is the Chairman, Secretary and Executive Vice President of the Company, with an address of c/o Brain Scientific Inc., 125 Wilbur Place, Suite 170, Bohemia, New York 11716. Dr. Goldstein is the manager of High Technology Capital Management LLC (the “LLC”), the general partner of High Technology Capital Fund LP, a Delaware limited partnership (the “LP”). As the manager of the LLC, Dr. Goldstein has voting and dispositive control over the shares owned by the LP. The LP has an address of 205 East 42nd Street, 14th Floor, New York, NY 10017. The principal business of the LP is as a private investment company.

Neither Dr. Goldstein nor the LP has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Dr. Goldstein is an United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

Dr. Goldstein beneficially owns 8,606,242 shares of Company Common Stock, of which (i) 6,749,000 shares of Company Common Stock are held by the LP and (ii) 337,450 shares of Company Common Stock are held by Dr. Goldstein’s wife. Such shares of Company Common Stock were acquired either (i) directly from the Company, upon the Company’s acquisition of 100% of the shares of Memory MD Inc. (“MemoryMD”) on September 18, 2018 as consideration for the shares of MemoryMD beneficially owned by Dr. Goldstein, or (ii) in relation to the grant of options to Dr. Goldstein.

Item 4. Purpose of Transaction

Dr. Goldstein acquired beneficial ownership of the securities of the Company for investment purposes only and with no view to their resale or other distribution of any kind and with no current plans or proposals with respect to the Company or any securities of the Company which relate to or would result in:

(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company’s business or corporate structure including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Reference is made to Item 3 herein and hereby is incorporated by reference.

Item 5. Interest in Securities of the Issuer

(a)

As of the date of this Report, Dr. Goldstein beneficially owns 8,606,242 shares of Company Common Stock, of which (i) 6,749,000 shares are held by the LP, and (ii) 337,450 shares are held by Dr. Goldstein’s wife, which number of shares represents approximately 41.19% of the outstanding Company Common Stock based on 19,700,460 shares of outstanding Company Common Stock, and also includes options granted to Dr. Goldstein to purchase an aggregate of 1,191,666 shares of Company Common Stock which options are exercisable or are exercisable within 60 days of the date of this Report.

As of the date of this Report, the LP beneficially owns 6,749,000 shares of Company Common Stock, which number of shares represents approximately 34.26% of the outstanding Company Common Stock based on 19,700,460 shares of outstanding Company Common Stock.

The percentage of ownership reported in this Item 5 was calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended.

(b)	Dr. Goldstein has shared power with the LP to vote or direct the vote, and to dispose or direct the disposition, of an aggregate of 6,749,000 shares of Company Common Stock. Dr. Goldstein has shared power with his wife to vote or direct the vote, and to dispose or direct the disposition, of an aggregate of 337,450 shares of Company Common Stock. Dr. Goldstein disclaims beneficial ownership of the shares of Company Common Stock owned by the LP and his wife, except to the extent of his pecuniary interest therein. Dr. Goldstein has sole power to vote or direct the vote, and to dispose or direct the disposition of 1,519,792 shares of Company Common Stock, which includes options to purchase an aggregate of 1,191,666 shares of Company Common Stock granted to Dr. Goldstein.

(c)	Except as described herein, neither Dr. Goldstein nor the LP have effected any transaction in Company Common Stock in the past 60 days.

(d) and (e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to Items 3 and 4 herein and hereby is incorporated by reference.

Item 7. Material to be Filed as Exhibits

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 2021

By:	/s/ Boris Goldstein
Name:	Boris Goldstein

High Technology Capital Fund LP By: High Technology Capital Management LLC, its General Partner

By:	/s/ Boris Goldstein
Name:	Boris Goldstein
Title:	Manager